UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
INSIGHT ENTERPRISES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
45765U103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Steven R. Andrews, Esq.
General Counsel
Insight Enterprises, Inc.
1305 West Auto Drive
Tempe, Arizona 85284
(480) 902-1001
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
Copy to:
Jon S. Cohen, Esq.
Jeffrey E. Beck, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren Street
Phoenix, Arizona 85004
(602) 382-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,786,113	$54.83

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 248,966 shares of common stock of Insight Enterprises, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per million dollars of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
INDEX OF EXHIBITS
EX-99.(A)(1)
EX-99.(A)(2)
EX-99.(A)(3)
EX-99.(A)(4)
EX-99.(A)(5)
EX-99.(A)(6)
EX-99.(A)(7)
EX-99.(A)(8)
EX-99.(D)(1)

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Amend Eligible Options, dated November 21, 2007 (the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	The name of the issuer is Insight Enterprises, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 1305 W. Auto Drive, Tempe, Arizona 85284; and its telephone number is (480) 902-1001.

(b)	This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)) held by current employees subject to taxation in the United States so that those options will not be subject to unfavorable tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended. Each eligible participant may elect to amend his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, purchasable thereunder and become eligible to receive a Cash Payment (as defined in the Offer to Amend) from the Company. As of November 16, 2007, Eligible Options to purchase 248,966 shares of the Company’s common stock were outstanding and 48,437,820 shares of the Company’s common stock were outstanding.

(c)	The information set forth in the Offer to Amend under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Insight Enterprises, Inc.”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Rescission Rights”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Payment With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options”), Section 10 (“Amended Options Will Not Differ from Eligible Options”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), and Section 15 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Amend under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
(e)	The information set forth in the Offer to Amend under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference. The Insight Enterprises, Inc. 1998 Long-Term Incentive Plan (the “1998 Plan”), pursuant to which the Eligible Options have been granted, is attached hereto as Exhibit (d)(2) and contains information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	The information set forth in the Offer to Amend under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Amend under Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Payment With Respect to Amended Options”) and Section 12 (“Status of Options

Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	The information set forth in the Offer to Amend under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; Expiration Date; Additional Considerations”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Amend under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	The information set forth in the Offer to Amend under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Amend under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Not applicable.

(b)	Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	The information set forth in the Offer to Amend under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Not applicable.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Amend, dated November 21, 2007.

(a)(2)	Email Announcement of Offer to Amend, dated November 21, 2007.

(a)(3)	Election Form.

(a)(4)	Form of Exchange Withdrawal Notice.

(a)(5)	Form of Election Confirmation Statement.

(a)(6)	Form of Email Reminder of Expiration of Insight Offer to Amend.

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Make Cash Payment.

(a)(8)	Slide Show Presentation to Eligible Optionees.

(b)	Not applicable.

(d)(1)	Stock Option Amendment and Cash Payment Agreement.

(d)(2)	Insight Enterprises, Inc. 1998 Long-Term Incentive Plan is incorporated by reference herein from Exhibit 99.1 of our Registration Statement on Form S-8 (No. 333-110915) filed on December 4, 2003.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INSIGHT ENTERPRISES, INC.

By:	/s/ Steven R. Andrews
Steven R. Andrews
General Counsel

Date:	November 21, 2007

INDEX OF EXHIBITS

(a)(1)	Offer to Amend, dated November 21, 2007.

(a)(2)	Email Announcement of Offer to Amend, dated November 21, 2007.

(a)(3)	Election Form.

(a)(4)	Form of Exchange Withdrawal Notice.

(a)(5)	Form of Election Confirmation Statement.

(a)(6)	Form of Email Reminder of Expiration of Insight to Amend Offer.

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Make Cash Payment.

(a)(8)	Slide Show Presentation to Eligible Optionees.

(b)	Not applicable.

(d)(1)	Stock Option Amendment and Cash Payment Agreement.

(d)(2)	Insight Enterprises, Inc. 1998 Long-Term Incentive Plan is incorporated by reference herein from Exhibit 99.1 of our Registration Statement on Form S-8 (No. 333-110915) filed on December 4, 2003.

(g)	Not applicable.

(h)	Not applicable.